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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                            ------------------------

                              CRAY RESEARCH, INC.

                           (Name of Subject Company)

                           C ACQUISITION CORPORATION
                             SILICON GRAPHICS, INC.
                                    (Bidder)

                         Common Stock, $1.00 par value
                    (including Common Stock Purchase Rights
                          issued with respect thereto)
                         (Title of Class of Securities)

                                  225224 10 4
                     (CUSIP Number of Class of Securities)

                                William M. Kelly
                 Vice President, General Counsel and Secretary
                             Silicon Graphics, Inc.
                         2011 North Shoreline Boulevard
                      Mountain View, California 94043-1389
                           Telephone: (415) 933-1440
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                            Michael J. Kennedy, Esq.
                              Shearman & Sterling
                             555 California Street
                      San Francisco, California 94104-1522
                           Telephone: (415) 616-1100

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    This  Amendment No.  2 (the  "Amendment") to  the Tender  Offer Statement on
Schedule 14D-1 (the "Statement") relates to the offer by C Acquisition Corporation, a corporation organized and existing under the laws of the State of Delaware ("Purchaser") and wholly owned subsidiary of Silicon Graphics, Inc., a Delaware corporation ("Parent"), to purchase 19,218,735 shares of common stock, par value $1.00 per share (the "Shares"), of Cray Research, Inc., a corporation organized and existing under the laws of the State of Delaware (the "Company"), including the associated Common Share Purchase Rights (the "Rights") issued pursuant to the Rights Agreement, dated May 15, 1989, between the Company and Norwest Bank Minnesota, N.A. (the "Rights Agreement"), at a price of $30.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 29, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2) thereto, respectively. All references herein to the Rights include all benefits which may inure to stockholders of the Company pursuant to the Rights Agreement, and unless the context requires otherwise, all references herein to Shares include the Rights. Capitalized terms not otherwise defined in the Amendment have the meanings assigned to them in the Offer to Purchase. The Amendment should be read in conjunction with the Offer to Purchase.

ITEM  3. PAST CONTACTS,  TRANSACTIONS OR NEGOTIATIONS  WITH THE SUBJECT COMPANY;
ITEM 5. PURPOSE OF THE  TENDER OFFER AND PLANS OR  PROPOSALS OF THE BIDDER;  AND
ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Item 3 (b), Item 5 (a)-(e) and Item 7 are hereby amended by amending and restating in its entirety the third full paragraph on p. 25 of the Offer to Purchase as follows:

        No appraisal rights are available in connection with the Offer, or in connection with the Merger if the Offer is fully subscribed. However, if the Merger is consummated and the Offer was not fully subscribed, and as a result stockholders receive a combination of cash (other than cash in lieu of fractional shares) and Parent Common Stock with respect to their Shares in the Merger, such stockholders will have certain rights under Delaware Law to dissent and demand appraisal of, and to receive payment in cash of the fair value of, such Shares. Such rights to dissent, if the statutory procedures are complied with, could lead to a judicial determination of the fair value of such Shares, as of the day prior to the date on which the stockholders' vote was taken approving the Merger (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for such Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of such Shares. In determining the fair value of such Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of such Shares, including, among other things, asset values and earning capacity. In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger consideration.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 1996                                  C ACQUISITION CORPORATION

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                                       VICE PRESIDENT

                                          SILICON GRAPHICS, INC.

                                          By        /S/ WILLIAM M. KELLY

                                            ------------------------------------
                                                      William M. Kelly
                                            VICE PRESIDENT, GENERAL COUNSEL AND
                                                         SECRETARY